SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33178

MELCO CROWN ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82– N/A

MELCO CROWN ENTERTAINMENT LIMITED

Form 6–K

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/S/ SIMON DEWHURST
Name:	Simon Dewhurst
Title:	Executive Vice President and Chief Financial Officer

Date: May 12, 2010

Exhibit 99.1

MCE Finance Limited, a Wholly-Owned Subsidiary of Melco Crown Entertainment Limited,

Announces Pricing of Senior Notes Offering

New York, May 12, 2010 — MCE Finance Limited ( “MCE Finance”), a wholly-owned subsidiary of Melco Crown Entertainment Limited (the “Company”) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced the pricing of its international offering of a new issuance of senior notes.

The offering consists of US$600 million aggregate principal amount of 10.25% senior notes due 2018. The notes were priced at 98.671% of par and the Company intends to use the net proceeds from the offering to reduce the indebtedness under the Company’s City of Dreams Project Facility.

The notes will be senior obligations of MCE Finance, will rank equally with all of MCE Finance’s existing and future senior indebtedness and will rank senior to all of MCE Finance’s existing and future subordinated indebtedness. The notes will be effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The notes will be guaranteed on a senior basis by the Company and MPEL International Limited, a subsidiary of MCE Finance, and on a senior subordinated basis by certain of MCE Finance’s other subsidiaries.

Approval in-principle has been received for the listing of the notes on the Singapore Exchange Securities Trading Limited (the “SGX-ST”). Admission of the notes to the SGX-ST is not to be taken as an indication of the merits of the Company or the notes.

The notes are being offered in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States pursuant to Regulation S under the Securities Act. The notes have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state law.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F filed on March 31, 2010 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary that holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,500 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com. The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.

For additional information, please contact:

Geoffrey Davis, CFA

Senior Vice President — Corporate Finance

Tel: +1 212 671 1936

Email: geoffreydavis@melco-crown.com

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